Exhibit 99.1

No.35/09

IAMGOLD ANNOUNCES APPROVAL TO PROCEED WITH SADIOLA DEEP SULPHIDE FEASIBILITY STUDY
AND OFFER TO PURCHASE IFC SHARE IN SADIOLA

(All amounts expressed in U.S. dollars unless otherwise noted)

Toronto, Ontario, November 2, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the Société D’Exploitation Des Mines D’Or De Sadiola (“SEMOS”), owner of the Sadiola Gold Mine in Mali, West Africa, board approval to proceed with the $9 million Sadiola Deep Sulphide Feasibility Study.

In addition, IAMGOLD announced they have reached a tentative agreement with the International Finance Corporation (“IFC”) for the purchase of the IFC 6% interest in SEMOS on the terms described below.  Under the terms of the existing SEMOS shareholders agreement, the remaining partners, AngloGold Ashanti Limited (“AGA”) and the Republic of Mali have the opportunity to elect whether they will take up their proportionate share of the IFC interest on the agreed terms and conditions.  IAMGOLD anticipates that the transaction will be completed before the end of the year.

Joseph Conway, President and Chief Executive Officer said, “We are extremely pleased that the SEMOS board, upon review of the IAMGOLD Pre-feasibility Study, has approved we proceed to a Feasibility Study on the Sadiola Deeps project.  Combining this approval with the announcement that the IFC has tentatively accepted our offer to purchase their share in the Sadiola Gold Mine creates a new focus for us in Sadiola, an attractive, long term asset.  We look forward to continuing to optimize this and our other operations in the region in order to maximize shareholder value.”

SADIOLA DEEPS

In early 2009 IAMGOLD took the lead in re-engineering and updating the Sadiola Deeps Pre-feasibility Study and have recently presented the results to the SEMOS board.  The Pre-feasibility Study demonstrates attractive economics and the SEMOS board has approved spending $9 million on a Feasibility Study to further refine the Sadiola Deeps project as well as consider possible optimizations.

The current Sadiola life of mine plan estimates production of 350,000 ounces of gold for 2009, declining over time going forward until end of mine life in 2015.  The Pre-feasibility Study projects an increase in production at Sadiola to between 400,000 and 500,000 ounces per year (on a 100% basis running from 2013 through 2018) with an end of mine life in 2019, increasing the total gold production at Sadiola by approximately 2.2 million ounces beyond the current mine plan.

The Pre-feasibility Study calls for mining to continue on an open pit basis and incorporate larger mining equipment.  The Study is based on construction of a new crushing, grinding and carbon-in-leach (CIL) plant for treatment of the deep sulphide ores and existing hard ore stockpiles while the existing mill would continue to treat soft oxide ores in parallel, or treat additional sulphide ore once oxide ore is exhausted.  The total nominal treatment capacity of the proposed operation would be 8.5 million tonnes per year on the combined feeds versus 4.5 million tonnes per year nominal capacity with the current plant treating primarily softer oxide ores.

Assuming positive results from the 11 month Feasibility Study and the investment decision, construction would begin in late 2010, pre-stripping would commence in 2011 with the new fleet, and the new plant would begin operating in 2012.

Evaluating the differential economics between the current plan and the new plan, the Pre-feasibility Study demonstrates an after-tax project internal rate of return of 11%, at a gold price of $800 per ounce and a breakeven gold price of approximately $625 per ounce based on an initial investment of $400 million for the treatment plant, mining fleet, waste pre-stripping, and various infrastructure elements.  Average cash costs are projected to be $490 per ounce on a life of mine basis (includes royalties).

The economics are dependent on successful conclusion of ongoing negotiations with the Malian government for access to grid power at appropriate rates, as well as agreement with the government that the Sadiola Deeps project is subject to a tax treatment equivalent to new projects.

The expanded mine and plant capacity would also improve the profitability of any new resources that are discovered as a result of the current $14.9 million exploration program, or from subsequent exploration.

PURCHASE OF IFC SHARE IN SADIOLA

The IFC has accepted the following terms offered by IAMGOLD for the sale of their 6% share in SEMOS.  The IFC’s 6% share of production represents approximately 21,000 ounces of gold in 2009.  As per the SEMOS shareholders agreement, the remaining partners, AGA and the Republic of Mali have 45 days to elect whether they will participate in the purchase on a pro rata basis.

TERMS OF THE TRANSACTION

•	$12,000,000, payable on the transfer of the IFC’s full interest in SEMOS to IAMGOLD;
•
an additional $500,000, payable for each of 2010, 2011 and 2012, provided the average gold price in the year is $900 (or more) an ounce OR an additional $1,000,000, payable for each of 2010, 2011 and 2012, if the average gold price in the year is $1,000 (or more) an ounce; and

•	an additional $1,000,000, payable on approval by SEMOS and the Malian government to proceed with mining the Sadiola deep sulphide deposit that has currently been identified.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway President & CEO Tel: (416) 360-4712 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

3